UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): March 12, 2015

Luna Innovations Incorporated
(Exact name of registrant as specified in its charter)

Delaware	000-52008	54-1560050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1 Riverside Circle, Suite 400
Roanoke, Virginia 24016
(Address of principal executive offices, including zip code)
540-769-8400
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition

On March 12, 2015, Luna Innovations Incorporated (the “Company”) issued a press release announcing its financial results for the year ended December 31, 2014, as well as information regarding a conference call to discuss these financial results. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
The information in this Current Report on Form 8-K and the exhibit attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Item 8.01.	Other Events

The information provided in Item 2.02 is incorporated herein by reference.
Forward-Looking Statements
This report includes information that constitutes “forward-looking statements” made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 that involve risk and uncertainties. These statements include expectations regarding the Company’s operating results and future growth of the Company’s fiber optic sensing products, as well as the opportunity for further growth and improved profitability from the potential merger with Advanced Photonix, Inc. The Company cautions the reader that these forward-looking statements are only predictions and are subject to a number of both known and unknown risks and uncertainties, and actual results, performance, and/or achievements of the company may differ materially from the future results, performance, and/or achievements expressed or implied by these forward-looking statements as a result of a number of factors. These factors include, without limitation, failure of demand for the Company’s products and services to meet expectations, technological challenges, other risks related to the potential merger with Advanced Photonix, Inc. and those risks and uncertainties set forth in the Company’s periodic reports and other filings with the Securities and Exchange Commission. Such filings are available at the SEC’s website at www.sec.gov and at the Company’s website at www.lunainc.com. The statements made in this report are based on information available to the Company as of the date of this report and the Company undertakes no obligation to update any of the forward-looking statements after the date of this report except as required by law.
No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information Has Been and Will Be Filed with the SEC
Luna has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Luna and API and also constitutes a preliminary prospectus of Luna. The registration statement has not yet become effective. Luna and API plan to mail the joint proxy statement/prospectus to their respective stockholders in connection with the transaction.

INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUNA, API, THE TRANSACTION AND RELATED MATTERS.
Investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed with the SEC by Luna and API through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by Luna with the SEC by contacting Luna at One Riverside Circle, Suite 400, Roanoke, Virginia 24016, Attention: Investor Relations or by calling 540-769-8400, and will be able to obtain free copies of the definitive joint proxy statement/prospectus and other documents filed by API by contacting API at 2925 Boardwalk Drive, Ann Arbor, Michigan 48104, Attention: Investor Relations or by calling 734-864-5699.
Participants In the Solicitation
Luna and API and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Luna and API in respect of the transaction described in the joint proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Luna and API in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC. Information regarding Luna’s directors and executive officers is contained in Luna’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on April 10, 2014 and its proxy statement on Schedule 14A, filed with the SEC on April 15, 2014, which are filed with the SEC. Information regarding API’s directors and executive officers is contained in API’s Annual Report on Form 10-K for the year ended March 31, 2014 and its proxy statement on Schedule 14A, filed with the SEC on July 11, 2014.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit	Description

99.1	Press Release dated March 12, 2015 by Luna Innovations Incorporated.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Luna Innovations Incorporated

By:	/s/ Talfourd H. Kemper, Jr.
Talfourd H. Kemper, Jr. Vice President and General Counsel
Date: March 12, 2015

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated March 12, 2015 by Luna Innovations Incorporated.